Hongli Group Inc.

September 16, 2021

Via Edgar

Mr. David Edgar

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Hongli Group Inc.
Amendment No. 2 to Draft Registration Statement on Form F-1
Submitted on August 9, 2021
CIK No. 0001855557

Dear Mr. David Edgar:

This letter is in response to the letter dated August 20, 2021, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Hongli Group Inc. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Draft Registration Statement on Form F-1 (the “Registration Statement”) is being filed to accompany this letter.

Amendment No. 2 to Draft Registration Statement on Form F-1

Cover Page

1. Please disclose prominently on the prospectus cover page that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries and through contractual arrangements with a variable interest entity (VIE) based in China and that this structure involves unique risks to investors. Explain whether the VIE structure is used to replicate foreign investment in Chinese-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never directly hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or value of your ordinary shares, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

Response: In response to the Staff’s comments, we added the disclosures on the cover page of the Registration Statement.

2. Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your ordinary shares or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Response: In response to the Staff’s comments, we added the disclosures on the cover page of the Registration Statement.

3. Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a VIE. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.

Response: In response to the Staff’s comments, we added the disclosures on the cover page of the Registration Statement.

Prospectus Summary, page 1

4. Disclose clearly that the company uses a structure that involves a VIE based in China and what that entails and provide early in the summary a diagram of the company’s corporate structure, including who the equity ownership interests are of each entity. Describe all contracts and arrangements through which you purport to obtain economic rights and exercise control that results in consolidation of the VIE’s operations and financial results into your financial statements. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company’s operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.

Response: In response to the Staff’s comments, we added the disclosure on pages 1 to 5 of the Registration Statement accordingly.

5. In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ordinary shares. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: In response to the Staff’s comments, we added the disclosure of the risks factors, including “China’s economic, political and social conditions, as well as changes in any government policies, laws and regulations may be quick with little advance notice and, could have a material adverse effect on our business and the value of our Ordinary Shares”; “[t]he Chinese government exerts substantial influence over the manner in which we must conduct our business activities”; “PRC laws and regulations governing our current business operations are sometimes vague and uncertain and any changes in such laws and regulations may impair our ability to operate profitably”; “In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, though such oversight is not applicable to us, , we may be subject to a variety of PRC laws and other obligations regarding data protection and any other rules…” on page 32, 33 and 39 of the Registration Statement, which were also disclosed in the summary of the risk factors on page 11 of the Registration Statement.

6. Disclose each permission that you, your subsidiaries or your VIEs are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the CSRC, CAC or any other entity that is required to approve of the VIE’s operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

Response: In response to the Staff’s comments, we added the disclosure under “Permission Required from the PRC Authorities for the VIE’s Operation” on page 5 and 94 of the Registration Statement and under “Corporate Information” on page 14 and 90 of the Registration Statement.

7. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences.  Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

Response: In response to the Staff’s comments, we added the disclosure under “Dividend Distributions or Transfers of Cash among the Holding Company, It Subsidiaries, and the Consolidated VIE” on page 5 and 94 of the Registration Statement.

8. We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form condensed consolidating schedule - depicting the financial position, cash flows and results of operations for the parent, the consolidated variable interest entities, and any eliminating adjustments separately - as of the same dates and for the same periods for which audited consolidated financial statements are required. Highlight the financial statement information related to the variable interest entity and parent, so an investor may evaluate the nature of assets held by, and the operations of, entities apart from the variable interest entity, which includes the cash held and transferred among entities.

Response: In response to the Staff’s comments, we added the disclosure under “Corporate Information—Our Corporate Structure—Quantitative Metrics of the Company and our VIE” on both page 14 and 95 of the Registration Statement.

9. Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state.

Response: In response to the Staff’s comments, we added the disclosure on page 17 of the Registration Statement. Additionally, we expanded the disclosure on page 39 of the Registration Statement under the risk factor of “[t]he recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act…”

Risk Factors, page 14

10. Revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of your VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your shares may decline in value or become worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries that conduct all or substantially all of your operations.

Response: In response to the Staff’s comments, we added the disclosure on page 29 of the Registration under the risk factor of “[o]ur Ordinary Shares may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of our PRC subsidiaries that conduct all or substantially all of our operations.”

11. Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ordinary shares. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: In response to the Staff’s comments, we added the disclosure of the risk factors on page [33] of the Registration Statement under the risk factor of “[t]he Chinese government exerts substantial influence over the manner in which we must conduct our business activities.”

12. In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response: In response to the Staff’s comments, we added the disclosure of the risk factors on page 33 of the Registration Statement under the risk factor of “[i]n light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange…”

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Factors Affecting Our Results of Operations, page 43

13. We note from your revised disclosures in response to prior comments 15 that fluctuations in the price of steel is one a key factors affecting your financial condition and results of operations. While you state that the price of your raw materials have been relatively stable during the periods presented, please tell us how the recent, significant increase in steel prices during fiscal 2021 might impact your financial condition and results of operations. As necessary, revise to include a discussion of any known trends or uncertainties related to such pricing that you reasonably expect will have a material impact on your results of operations and/or liquidity in the near term. Refer to Item 303 of Regulation S-K.

Response: In response to the Staff’s comments, we revised our disclosure on page 54 of the Registration Statement under “Factors Affecting Our Results of Operations—Fluctuations in Prices of Steel.”

Results of Operations, page 45

14. We note your response to prior comment 16. Please provide us with a reconciliation of the individual amounts provided in your revised discussion of sales and marketing, general and administrative, and research and development expenses to the total selling, general and administrative expenses as disclosed in the audited financial statements. As it appears there may be additional selling, general and administrative expenses that are not included in your results of operations discussion, please revise to clarify what such amounts represent and include a discussion of the reason for any significant fluctuations.

Response: In response to the Staff’s comments, we revised and expanded the discussion on selling, administrative and general expenses in our management’s discussion and analysis on page 57 and 58 of the Registration Statement.

Liquidity and Capital Resources, page 48

15. We note your revised disclosures in response to prior comment 19. Please further revise here to include a discussion of any restrictions on the PRC entities’ ability to dividend money to the holding company as well as any limitations on the holding company’s ability to transfer the proceeds from this offering into the PRC.

Response: In response to the Staff’s comments, we added the disclosure on page 59 of the Registration Statement.

16. You state that substantially all of your cash and cash equivalents were held by the company in the PRC. Please revise to clarify, if true, that substantially all your cash and cash equivalents are held by your VIE, Hongli Shandong. Also, revise to discuss any terms of the VIE agreement that may restrict the transfer of funds between the VIE and the WFOE.

Response: In response to the Staff’s comments, we revised our disclosure under “Liquidity and Capital Resources” on page 59 and 60 of the Registration Statement.

17. We note your response to prior comment 20. Notwithstanding your disclosures elsewhere in the filing, please revise here to include a quantified discussion of the purchase commitment associated with your Expansion Plan along with a discussion of how you intend to finance this obligation and the current status of any loan negotiations with the Bank of Weifang. Also, ensure that you include a discussion regarding the payment terms agreed to with Yingxuan in the January 2021 letter of intent.

Response: In response to the Staff’s comments, we added disclosure related to the Expansion Plan under “Liquidity and Capital Resources” on page 62 of the Registration Agreement.

Note 12 - Income Taxes, page F-20

18. Please explain further your response to prior comment 28 where you state that you are not subject to a tax provision in South Korea because you have no presence and do not conduct business in South Korea. In this regard, we note that in 2019 you opened a sales office in South Korea for business development purposes and that you export a broad range of product to South Korea. Further, you state that 30% of your revenue was generated from South Korea.

Response: We respectfully advise the Staff that to facilitate the relationship with existing South Korean customers, our VIE, Shandong Hongli Special Section Tube Co., Ltd. (“Hongli Shandong”), has designated two employees to constantly visit customers in South Korea to assist with logistics, advertisement, collecting or furnishing of information of the services and products of Hongli Shandong. These two designated employees speak Korean and have family connection in South Korea. The sales agreements, which contributed to 30% of our revenues, were signed between Hongli Shandong, and its South Korean customers including SUNGJIN TECH CO., LTD (“South Korean VOLVO”) and others. The sales transactions completed with  the South Korean customers are conducted by sales team of Hongli Shandong in China.  As these customers of Hongli Shangdong are South Korean companies, and, pursuant to these sales agreements, the products of Hongli Shandong are delivered to South Korea, Hongli Shandong regards relevant revenues generated from such sales to its South Korean customers as the export revenues from South Korea. Further, Hongli Shandong receives the export tax rebates from the Chinese tax authorities on the export of products to South Korea in China. We revised disclosure on page 7, 9, 81 and 85 to clarify that we do not have sales office in South Korea.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Arila Zhou, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2232.

Very truly yours,

By:	/s/ Jie Liu
Jie Liu
Chief Executive Officer

CC:	Arila Zhou, Esq.

Hunter Taubman Fischer & Li LLC

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